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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 2)*


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MEDICAL ALLIANCE, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   58449S 10 5
                                 (CUSIP Number)


                                DECEMBER 31, 1998
             (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                              Page 1 of 5 Pages


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------------------------                               -------------------------
 CUSIP No. 58449S 10 5                13G                 Page 2 of 5 Pages
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   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Paul Herchman
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

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   3    SEC USE ONLY

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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

                                5      SOLE VOTING POWER
NUMBER OF
SHARES                                 470,646
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        6      SHARED VOTING POWER
EACH
REPORTING                              0
PERSON                          ------------------------------------------------
WITH:                           7      SOLE DISPOSITIVE POWER

                                       470,646
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                       0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           563,966
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    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
           INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.1%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------



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Item 1(a).        Name of Issuer.

                  The name of the Issuer is Medical Alliance, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).        Name of Persons Filing.

                  This statement is being filed on behalf of Paul Herchman.

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of the principal business office of Paul Herchman is 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(c).        Citizenship.

                  Paul Herchman is a citizen of the United States.

Item 2(d).        Title of Class of Securities.

                  This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).        CUSIP Number.

                  The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.           Not Applicable.

Item 4.           Ownership.

                  (a)-(b) As of December 31, 1998, Paul Herchman beneficially owned 563,966 shares, or 9.1%, of the Common Stock. Mr. Herchman beneficially owned 470,646 of such shares directly; he owned 77,710 of such shares by ownership of options; and he owned 15,610 of such shares by ownership of a warrant.


                                Page 3 of 5 Pages

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(c)(i)-(iv)       Voting and Dispositive Power

                  Paul Herchman has the sole power to vote or direct the vote of 470,646 shares of Common Stock. Paul Herchman does not share power to vote or to direct the vote of any shares of Common Stock. Paul Herchman has the sole power to dispose or direct the disposition of 470,646 shares of Common Stock. Paul Herchman does not share power to dispose or to direct the disposition of any shares of Common Stock. Paul Herchman does not have the power to dispose of or to vote the 77,710 shares beneficially owned through options or the 15,610 shares beneficially owned through a warrant. See also Items 5-9 hereof.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interest exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable



                                Page 4 of 5 Pages

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 CUSIP No. 58449S 10 5                13G                 Page 5 of 5 Pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: February 12, 1999


                                         /s/Paul Herchman
                                         ---------------------------------------
                                         Paul Herchman